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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Holleran, J., W.		Boise Cascade Corporation (BCC)
	1111 W. Jefferson St.	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			04/15/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Boise, ID 83702 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Sr. Vice Pres/GC

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													5,448.3844		I		By BCC Thrift Plan (a)

	Common Stock													77.647		D (b)

	Preferred Stock													1,193.2202		I		Held by ESOP Trust (a)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		$21.25

	Stock Option (Right to Buy)		$24.875

	Stock Option (Right to Buy)		$43.875

	Stock Option (Right to Buy)		$31.375

	Stock Option (Right to Buy)		$36.875

	Stock Option (Right to Buy)		$28.875

	Stock Option (Right to Buy)		$29.375

	Stock Option (Right to Buy)		$38.0625

	Stock Option (Right to Buy)		$27.50

	Stock Option (Right to Buy)		$24.75

	Stock Option (Right to Buy)		$35.60

	Stock Option (Right to Buy)		$27.76

	Phantom Stock Units		(c)		04/15/2003				A			885.5954

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		07/30/2003		Common Stock					12,800		D

		07/29/2004		Common Stock					14,500		D

		07/28/2005		Common Stock					12,800		D

		07/26/2006		Common Stock					19,700		D

		07/25/2007		Common Stock					19,900		D

		07/31/2008		Common Stock					23,100		D

		02/12/2009		Common Stock					7,600		D

		07/30/2009		Common Stock					37,500		D

		07/28/2010		Common Stock					37,500		D

		09/28/2010		Common Stock					7,000		D

		07/27/2011		Common Stock					52,900		D

		07/25/2012		Common Stock					60,300		D

				Common Stock			$22.66		13,463.4973		D

Explanation of Responses:

(a) Represents number of shares beneficially owned as of April 15, 2003, based on information from plan administrator.
(b) Shares held in the Boise Cascade Dividend Reinvestment Plan as of April 15, 2003, based on information from the plan administrator.
(c) Each phantom stock unit is equal in value to one share of the company's common stock.

/s/ J. W. Holleran	4/16/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.